

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 6, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE: SecureAlert, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 15, 2010**
> **File No. 000-23153**

Dear Mr. Derrick:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that, according to the terms of the Series D Preferred Stock Purchase Agreement and the Certificate of Designation attached to the Form 8-K filed by the company on January 14, 2010 that you sold preferred shares convertible into approximately 151 million common shares and that you committed to keep available out of your authorized but unissued common stock a number of shares equal to 110% of the number sufficient to convert all of the Series D then outstanding. We also note that, according the most recent periodic reports filed by the company, you appear to have an insufficient amount of

authorized but unissued common stock to cover the conversion of preferred shares (approximately 212 million issued out of 250 million authorized).

Please provide a detailed analysis as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 11 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

2.   We note the disclosure contained in the company's Form 8-K filed on April 12, 2010 that, after the closing of the preferred stock sales noted above, the company announced the completion of its acquisition of Court Programs, Inc., in part by issuing 621 shares of the Company's Series D preferred stock convertible into 3,726,000 common shares. Again we note that, according to the Certificate of Designation attached to the Form 8-K filed by the company on January 14, 2010 that you committed to keep available out of your authorized but unissued common stock a number of shares equal to 110% of the number sufficient to convert all of the Series D then outstanding.

Please revise your information statement to reflect such transaction and clarify whether shareholder approval was obtained prior to execution of the Amended Stock Purchase Agreement and provide a detailed analysis, including references to the specific terms of the Amended Stock Purchase Agreement if appropriate, as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Please amend the company's Form 8-K filed on April 12, 2010 to attach a copy of the Amended Stock Purchase Agreement.

3.   We note that the company appears to have recently changed its name and, pursuant to the disclosure contained in the Form 10-Q filed on February 16, 2010, filed an amendment to its Articles of Incorporation. We further note that Article I in the Articles of Amendment attached as Exhibit 3.1 states that such name change was approved by the majority of the shareholders of the Corporation entitled to vote on such matters as of October 28, 2008, when only 87,229,775 common shares were outstanding. In light of the lapse of time and subsequent issuance of approximately 124 million shares of common stock, please provide an analysis as to the manner by which such name change is valid under applicable law.

General Information, page 3

4.   We note the statement that certain shareholders have already approved the proposal. Revise to clarify the identities of such shareholders and the extent to which such approvals reflect votes of the Series D Preferred stock. Revise the beneficial ownership table on page 4 as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 4

5. Because you have more than one class of voting securities, please add column(s) to the table on page 5 as appropriate in order to reflect such voting power with respect to any person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities. We note the prior consent to increase the authorized capital of the company appears to have been obtained from each of the purchasers of the Series D Preferred, as contained in Section 4.2 of the Series D Preferred Stock Purchase Agreement. See Item 403 of Regulation S-K.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon, page 6

6. We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding indebtedness owed to them.

    Please revise in order to disclose the names of all officers and directors who participated in the private placement and, with respect to the directors who participated, whether (and, if so, how) they considered any possible conflicts of interest in approving each of:

    - the agreements associated with the private placement,

    - the pricing terms of securities placed,

    - the form of consideration to be accepted by those converting outstanding indebtedness.

    We may have further comment.

Purpose of Proposal, page 6

7. We note the statement that management has recommended that the Company increase the number of shares of Common Stock available to provide needed flexibility for future acquisitions, employee compensation and capital raising. Please revise to disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock.

Form 8-K filed on January 14, 2010

8. We note that, according to the Articles of Amendment attached as Exhibit 3.1 to the company's Form 8-K filed on January 14, 2010, you effected the amendment and established the designations, rights and preferences for the Series D Preferred stock without shareholder action and that shareholder action was not required. In light of both the

apparent insufficient number of authorized but unissued common shares then available, and the provision of voting rights equivalent to sixty percent of the issued and outstanding common shares notwithstanding the number of common shares then actually outstanding (effectively overriding the voting rights of the common), please provide an analysis as to the manner by which such actions were valid under applicable law.

9.   Please reconcile the amounts disclosed next to each purchaser's name in the on page four with that contained in Exhibit 10.2.

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Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wayne D. Swan
         Durham Jones & Pinegar
         Facsimile: (801) 415-3500